As filed with the Securities and Exchange Commission on June 11, 2024	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

NOMURA HOLDINGS, INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing common stock of Nomura Holdings, Inc.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$738.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, and 16
(iii) The collection and distribution of dividends	Articles number 11, 15 and 16
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14 and 18

3. Fees and Charges Articles number 7

Item – 2. Available Information

Public reports furnished by issuer Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of December 14, 2001 among Nomura Holdings, Inc., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 2024.

Legal entity created by the agreement for the issuance of depositary shares representing common stock of Nomura Holdings, Inc.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Alan MacAlpine
	Name:	Alan MacAlpine
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Nomura Holdings, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on June 11, 2024.

NOMURA HOLDINGS, INC.

By:	/s/ Takumi Kitamura
Name:	Takumi Kitamura
Title:	Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 11, 2024.

/s/ Koji Nagai		Chairman of the Board of Directors
Koji Nagai

/s/ Kentaro Okuda		Director
Kentaro Okuda		President and Group CEO (Principal Executive Officer)

/s/ Yutaka Nakajima		Director
Yutaka Nakajima

/s/ Shoji Ogawa		Director
Shoji Ogawa

/s/ Noriaki Shimazaki		Director
Noriaki Shimazaki

/s/ Kazuhiko Ishimura		Director
Kazuhiko Ishimura

/s/ Laura Simone Unger		Director
Laura Simone Unger

/s/ Victor Chu		Director
Victor Chu

/s/ J. Christopher Giancarlo		Director
J. Christopher Giancarlo

/s/ Patricia Mosser		Director
Patricia Mosser

/s/ Takahisa Takahara		Director
Takahisa Takahara

/s/ Miyuki Ishiguro		Director
/s/ Miyuki Ishiguro

/s/ Masahiro Ishizuka		Director
Masahiro Ishizuka

/s/ Takumi Kitamura		Executive Officer
Takumi Kitamura		(Principal Financial Officer and Principal Accounting Officer)

By:	/s/ Satoshi Kawamura	Authorized Representative in the United States
Name	Satoshi Kawamura
Title:	Senior Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of December 14, 2001 among Nomura Holdings, Inc., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification Under Rule 466.